

February 14, 2023

David Baker
Chief Executive Officer
Vallon Pharmaceuticals, Inc.
Two Logan Square
100 N. 18th Street, Suite 300
Philadelphia, PA 19103

> **Re: Vallon Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 9, 2023**
> **File No. 333-268977**

Dear David Baker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Facing Page

1. We note from proposal 2 that you are proposing an amendment to the amended and restated certificate of incorporation of Vallon to effect a reverse stock split of Vallon Common Stock at a ratio within the range of not less than _____ and not greater than _____ , with such ratio to be mutually agreed upon by Vallon and the Investor prior to the Effective Time. Please revise your filing to provide the range of the reverse stock split as well as to update your pro forma financial statements for the impact of the reverse stock split upon your financial statements.

Management Following the Merger
Directors of the Combined Company Following the Merger, page 121

2.   We refer to Comment 5 from our letter dated January 19, 2023. Please revise here and throughout, where appropriate, to disclose all of the members of the combined company's board of directors. Please also disclose the members of the combined company's audit committee, compensation committee and nominating and corporate governance committee and the responsibilities of these committees.

    You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith Charles, Esq.